UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Commerce Group, Inc.
File No. 1-13672 - CF#19464

The Commerce Group, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on December 18, 2006.

Based on representations by The Commerce Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.2   through December 19, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel